Exhibit 99.1

Fang Announces First Quarter 2017 Results

BEIJING, June 20, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2017.

First Quarter 2017 Highlights

•	Total revenues were $109.8 million, a decrease of 46.3% from the corresponding period in 2016.

•	Operating loss was $6.1 million. Non-GAAP operating loss was $4.6 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the Reconciliation Statement following this press release.

•	Net loss attributable to Fang's shareholders was $12.0 million. Fully diluted loss per ADS was $0.03.

•	Non-GAAP net loss attributable to Fang's shareholders was $10.5 million. Non-GAAP fully diluted loss per ADS was $0.02. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang's shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this press release.

•	Net cash used in operating activities was $11.0 million in the first quarter of 2017, compared to cash flow used in operating activities of $67.2 million in the same period of 2016.

First Quarter 2017 Results

Revenues

Fang reported total revenues of $109.8 million in the first quarter of 2017, a 46.3% decrease from $204.6 million in the corresponding period of 2016, primarily due to the decline in e-commerce services revenue.

Revenue from e-commerce services was $39.9 million in the first quarter of 2017, a decrease of 69.5% from $130.9 million in the corresponding period of 2016, primarily due to the decreased transaction volume generated by a downsized self-owned and operated brokerage team.

Revenue from marketing services was $27.3 million in the first quarter of 2017, a decrease of 10.2% from $30.4 million in the corresponding period of 2016, primarily due to the continued impact of the tightened government policies affecting the real estate market in China.

Revenue from listing services was $34.0 million in the first quarter of 2017, an increase of 41.3% from $24.1 million in the corresponding period of 2016, primarily driven by the increased number of paying members.

Revenue from Internet financial services was $2.2 million in the first quarter of 2017, a decrease of 78.9% from $10.6 million in the corresponding period of 2016, primarily due to the impact of the tightened government policies affecting, in particular, the new home financial services and the decreased secondary transaction volumes of Fang’s own brokerage services.

Revenue from other value-added services was $6.3 million in the first quarter of 2017, a decrease of 25.9% from $8.5 million in the corresponding period of 2016, primarily due to the re-classification accounting treatment of BaoAn's revenue. In the first quarter of 2016, revenue from other value-added services net BanAn’s revenue was $6.3 million.

Cost of Revenue

Cost of revenue was $60.7 million in the first quarter of 2017, a decrease of 71.0% from $209.6 million in the corresponding period of 2016, primarily driven by the downsizing of the secondary brokerage team.

Operating Expense

Operating expenses were $55.2 million in the first quarter of 2017, a decrease of 47.4% from $105.0 million in the corresponding period of 2016.

Selling expenses were $23.4 million in the first quarter of 2017, a decrease of 62.0% from $61.6 million for the corresponding period of 2016, primarily driven by the decrease of advertising and promotion fee, as well as the sales commission fee.

General and administrative expenses were $31.4 million in the first quarter of 2017, a decrease of 27.7% from $43.4 million for the corresponding period of 2016, primarily due to the effective cost control measures.

Operating Loss/Income

Operating loss was $6.1 million in the first quarter of 2017, compared to operating loss of $110.0 million in the corresponding period of 2016, primarily attributable to the downsized e-commerce services and effective cost control.

Income Tax Expenses

Income tax expenses were $4.8 million in the first quarter of 2017, compared to income tax expenses of $5.2 million in the corresponding period of 2016.

Net Loss and EPS

Net loss attributable to Fang's shareholders was $12.0 million in the first quarter of 2017, compared to net loss of $113.7 million in the corresponding period of 2016. Loss per fully-diluted ordinary share and ADS were $0.14 and $0.03 in the first quarter of 2017, compared to loss of $1.20 and $0.24, respectively, in the corresponding period of 2016.

Cash

As of March 31, 2017, Fang had cash, cash equivalents, and short-term investments of $542.6 million, compared to $590.5 million as of December 31, 2016. Net cash used in operating activities was $11.0 million in the first quarter of 2017, compared to cash flow used in operating activities of $67.2 million in the same period of 2016. The decrease in cash flows used operating activities was primarily due to a $101.7 million decrease of net loss as compared to the first quarter of 2016.

Business Outlook

Fang is undergoing adjustments to its transformations and is returning to open-platform strategy. Before these changes are finalized, Fang will see a decrease in its top line revenue.

Changes of Board Members

Fang has appointed Mr. Jingbo Wang, partner of IDG, as a director to its board of directors (the "Board"), and Mr. Mingqiang Bi, managing director of China International Capital Corporation (CICC), as an independent director and a member of the audit committee of the Board. Mr. Shan Li, Mr. Quan Zhou and Mr. Sol Trujillo have recently resigned from the Board due to personal reasons. Fang thanks these former directors for their efforts and contributions to the company.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on June 20, 2017 through 9:59 ET June 28, 2017. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	38022810

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP basic and diluted earnings/(loss) per ordinary share and per ADS, and adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the relevant period, which may not be indicative of Fang's recurring core business operating results or are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned "Reconciliation of GAAP and non-GAAP Results" has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation for its online brokerage business to a franchise model and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Joyce Tang

Senior Investor Relations Manager

Phone: +86-10-5631 8659

Email: tangjunning@fang.com

Ms. Dana Cheng

Investor Relations Manager

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	March 31,	December 31,
	2017	2016
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	248,632	336,528
Restricted cash, current	211,201	211,084
Short-term investments	82,724	42,929
Accounts receivable, net	80,098	93,672
Funds receivable	29,139	20,483
Prepayment and other current assets	41,289	39,824
Commitment deposits	6,082	6,527
Loan receivable, current	37,087	41,966
Amount due from related parties	190	197
Total current assets	736,442	793,210
Non-current assets:
Property and equipment, net	542,822	319,897
Loan receivable, non-current	13,629	16,808
Deferred tax assets, non-current	5,172	4,915
Deposit for non-current assets	48,987	240,712
Long-term investments	232,411	231,880
Other non-current assets	4,282	7,391
Total non-current assets	847,303	821,603
Total assets	1,583,745	1,614,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	200,994	212,734
Deferred revenue	136,420	129,765
Accrued expenses and other liabilities	291,859	318,540
Customers’ refundable fees	26,725	28,630
Income tax payable	6,692	6,022
Total current liabilities	662,690	695,691
Non-current liabilities:
Long-term loans	75,144	65,190
Convertible senior notes	295,691	295,268
Deferred tax liabilities, non-current	70,081	70,424
Other non-current liabilities	417	415
Total non-current liabilities	441,333	431,297
Total Liabilities	1,104,023	1,126,988

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2016 and March 31, 2017: 71,077,816 and 71,132,306, outstanding shares as of December 31, 2016 and March 31, 2017: 64,012,758 and 64,027,989	9,161	9,157
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2017 and December 31, 2016 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	489,241	488,943
Accumulated other comprehensive income	(77,717)	(81,349)
Retained earnings	191,853	203,870
Total Fang Holdings Limited shareholders' equity	479,047	487,130
Non-controlling interests	675	695
Total equity	479,722	487,825
TOTAL LIABILITIES AND EQUITY	1,583,745	1,614,813

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
Revenues:
E-commerce services	39,890	130,904
Marketing services	27,335	30,432
Listing services	34,043	24,086
Financial services	2,247	10,625
Other value-added services and other services	6,288	8,576
Total revenues	109,803	204,623

Cost of Revenues:
Cost of services	(60,726)	(209,643)
Total Cost of Revenues	(60,726)	(209,643)

Gross Profit	49,077	(5,020)

Operating expenses and income:
Selling expenses	(23,411)	(61,597)
General and administrative expenses	(31,383)	(43,377)
Other income	(403)	—
Operating Income (loss)	(6,120)	(109,994)
Foreign exchange gain (loss)	213	(35)
Other-than-temporary impairment on available-for-sale securities	(951)	—
Interest income	2,724	3,513
Interest expense	(3,841)	(4,610)
Government grants	767	2,600
Income (loss) before income taxes and noncontrolling interests	(7,208)	(108,526)
Income tax expenses
Income tax expenses	(4,809)	(5,174)
Net income (loss)	(12,017)	(113,700)
Net income attributable to noncontrolling interests	—	(2)
Net income (loss) attributable to Fang Holdings Limited shareholders	(12,017)	(113,698)
Other comprehensive income (loss), net of tax
Foreign currency Translation	3,119	(1,153)
Amounts reclassified from accumulated other comprehensive income	—	—
Unrealized gain on available-for-sale security	513	(4,783)
Total other comprehensive income (loss), net of tax	3,632	(5,936)
Comprehensive income (loss)	(8,385)	(119,634)
Earnings per share for Class A and Class B ordinary shares
Basic	(0.14)	(1.20)
Diluted	(0.14)	(1.20)
Earnings per ADS
Basic	(0.03)	(0.24)
Diluted	(0.03)	(0.24)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,364,639	95,075,704
Diluted	88,364,639	95,075,704
Weighted average number of ADSs outstanding:
Basic	441,823,194	475,378,522
Diluted	441,823,194	475,378,522

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2017	2016
GAAP income from operations	(6,120)	(109,994)
Share-based compensation expense	1,539	2,075
Non-GAAP income from operations	(4,581)	(107,919)

GAAP net income	(12,017)	(113,700)
Share-based compensation expense	1,539	2,075
Non-GAAP net income	(10,478)	(111,625)

Net Income attributable to Fang shareholders	(12,017)	(113,698)
Share-based compensation expense	1,539	2,075
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	(10,478)	(111,623)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.14)	(1.20)
Diluted	(0.14)	(1.20)
GAAP earnings per ADS:
Basic	(0.03)	(0.24)
Diluted	(0.03)	(0.24)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.12)	(1.17)
Diluted	(0.12)	(1.17)
Non-GAAP earnings per ADS:
Basic	(0.02)	b(0.23)
Diluted	(0.02)	(0.23)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,364,639	95,075,704
Diluted	88,364,639	95,075,704
Weighted average number of ADSs outstanding:
Basic	441,823,194	475,378,522
Diluted	441,823,194	475,378,522

Non-GAAP Net income	(10,478)	(111,625)
Add back:
Interest expense	3,841	4,610
Income tax expenses	4,809	5,174
Depreciation expenses	5,557	5,045
Subtract:
Interest income	(2,724)	(3,513)
Adjusted EBITDA	1,005	(100,309)